

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

April 18, 2017

Via E-mail
Peter A. Scott
Executive Vice President and
Chief Financial Officer
HCP, Inc.
1920 Main Street, Suite 1200
Irvine, CA 92614

> **Re:** **HCP, Inc.**
> **Form 10-K for fiscal year ended**
> **December 31, 2016**
> **Filed February 13, 2017**

Dear Mr. Scott:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities